FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of May 2015

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)

under the Securities Exchange Act of 1934:

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If “Yes” is marked, indicate below the file

number assigned to the registrant in

connection with Rule 12g 3-2(b): Not Applicable

TABLE OF CONTENTS

Item 1: Form 6-K dated May 29, 2015 along with the Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By:	/s/ Hoshang K Sethna
Name:	Hoshang K Sethna
Title:	Company Secretary

Dated: May 29, 2015

JAGUAR
LAND ROVER
Jaguar Land Rover Results
For the year ended 31 March 2015
26 May 2015

Disclaimer
JAGUAR
LAND ROVER
Statements in this presentation describing the objectives, projections, estimates and expectations of Jaguar Land Rover Automotive plc and its direct and indirect subsidiaries (the “Company”, “Group” or “JLR”) may be “forward-looking statements” within the meaning of applicable securities laws and regulations. Actual results could differ materially from those expressed or implied. Important factors that could make a difference to the Company’s operations include, among others, economic conditions affecting demand / supply and price conditions in the domestic and overseas markets in which the Company operates, changes in Government regulations, tax laws and other statutes and incidental factors.
Q4 FY15 represents the 3 month period from 1 January 2015 to 31 March 2015
Q4 FY14 represents the 3 month period from 1 January 2014 to 31 March 2014
FY16 represents the 12 month period from 1 April 2015 to 31 March 2016
FY15 represents the 12 month period from 1 April 2014 to 31 March 2015
FY14 represents the 12 month period from 1 April 2013 to 31 March 2014
Consolidated results of Jaguar Land Rover Automotive plc and its subsidiaries contained in the presentation are unaudited and presented under IFRS as approved in the EU.
Volume data includes sales from unconsolidated Chinese joint venture.

Participants
JAGUAR
LAND ROVER
Kenneth Gregor
CFO, Jaguar Land Rover
Bennett Birgbauer
Treasurer, Jaguar Land Rover
C. Ramakrishnan
CFO, Tata Motors

Agenda
JAGUAR
LAND ROVER
Key topics Page
Financial performance 5
New products and other developments 14
Closing Q&A 19

4

Full year FY15 financial highlights vs prior year
Record sales, revenue and profits
JAGUAR
LAND ROVER
Retail volumes 462,209, up 6.4%, with Land Rover up 8.9% and Jaguar down (4.5)%
Revenue £21.9bn, up £2.5bn
EBITDA £4.1bn, up £0.7bn, with an EBITDA margin of 18.9%
PBT of £2.6bn, up £0.1bn
PAT of £2.0bn, up £0.2bn
Free cash flow was £0.8bn after total investment of £3.1bn and before financing costs.
Cash and financial deposits of £4.3bn and undrawn long-term committed bank lines of £1.5bn
Declared a £150mn dividend which will be paid to Tata Motors in June 2015

Key financial metrics
JAGUAR
LAND ROVER
Key metrics - IFRS
Quarter ended 31 March 12 months ended 31 March
(£ millions, unless stated) 2015 2014 Change 2015 2014 Change
Retail volumes (‘000 units)* 124.3 124.8 (0.5) 462.2 434.3 27.9
Wholesale volumes (‘000 units)* 129.2 121.0 8.2 470.5 429.9 40.6
Revenues 5,826 5,349 477 21,866 19,386 2,480
EBITDA ** 1,016 920 96 4,132 3,393 739
EBITDA % 17.4% 17.2% 0.2 ppt 18.9% 17.5% 1.4 ppt
Profit before tax 396 576 (180) 2,614 2,501 113
Profit after tax 302 449 (147) 2,038 1,879 159
Free cash flow 335 827 (492) 791 1,150 (359)
Cash 4,263 3,459 804 4,263 3,459 804
*Volume data includes sales from unconsolidated Chinese joint venture
**EBITDA defined to include the revaluation of current assets and liabilities and realised FX and commodity hedges but excludes the revaluation of foreign currency debt and unrealised FX and commodity hedges

6

Solid performance for FY15
JAGUAR
LAND ROVER
Land Rover retail volumes of 385.3k units, up 8.9% - all models up apart from the Freelander which has been discontinued with the introduction of the all new Discovery Sport
Jaguar retail volumes of 76.9k, down (4.5)% - F-TYPE up, XF and XJ down, with retail sales of the XE starting in May, and the all new XF later this year
EBITDA of £4.1bn, up £0.7bn with a strong EBITDA margin of 18.9%, reflecting:
+ Increased revenue, reflecting higher wholesale volumes
+ Solid product mix, supported by the on-going success of Range Rover, Range Rover Sport and Jaguar F-Type
+ Strong market mix, with sales growth in the UK, US, China, Europe and Asia Pacific
– Unfavourable operational foreign exchange net of realised hedges, reflecting a weaker USD and RMB for the first half of FY15, partially offset by strengthening of USD and RMB in the second half of FY15 and weaker EUR throughout the year
PBT of £2.6bn, up £0.1bn reflecting:
+ Higher EBITDA and lower net finance expense
– Higher depreciation and amortisation
– Unfavourable revaluation of foreign currency debt and mark to market of unrealised hedges not eligible for hedge accounting under IAS 39 (positive in FY14)
PAT of £2.0bn, up £0.2bn, reflecting an effective tax rate of 22%

Quarterly retail volumes by geography Total retail sales of 124.3k flat overall
JAGUAR
LAND ROVER
UK Up 15.6% 28.7 24.8 19.4 23.8 5.5 4.9 Q4FY14 Q4FY15
Europe Up 6.2% 24.9 26.5 21.4 23.7 3.5 2.7 Q4FY14 Q4FY15
North America Up 17.0% 23.3 19.9 14.8 18.6 5.1 4.7 Q4FY14 Q4FY15
Asia Pacific Up 14.4% 7.2 6.3 4.9 5.8 1.4 1.4 Q4FY14 Q4FY15
China Down (20.4)% 29.6 23.5 23.4 19.6* 6.2 3.9 Q4FY14 Q4FY15
All other markets Down (21.5)% 19.3 15.1 16.8 13.4 2.4 1.7 Q4FY14 Q4FY15 Mar FY15
Asia Pacific, 6% Overseas, 12% UK, 23%
Europe (ex. Russia), 21% North America, 19%
China Region, 19% 124,307 Units* Mar FY14
Asia Pacific, 5% Overseas, 15% UK, 20%
Europe (ex. Russia), 20% North America, 16%
China Region, 24% 124,776 Units
Land Rover Jaguar Units in ‘000’s.
*Volume data includes sales from unconsolidated Chinese joint venture.

12 month retail volumes by geography
Total retail sales of 462.2k up 6.4% overall
JAGUAR
LAND ROVER
UK Up 13.1%
86.8
76.7
60.0 68.9
16.7 17.9
FY14 FY15
Europe Up 6.0%
82.9 87.9
71.5 78.1
11.3 9.7
FY14 FY15
North America Up 3.6%
75.7 78.4
56.2 61.6
19.5 16.8
FY14 FY15
Asia Pacific Up 16.8%
26.6
22.8
17.8 21.5
5.0 5.1
FY14 FY15
China Up 12.5%
116.0
103.1
83.2 95.5*
19.9 20.4
FY14 FY15
All other markets Down (9.0)%
73.2 66.6
65.1 59.6
8.1 7.0
FY14 FY15
Mar FY15
Asia Pacific, 6%
Overseas, 14% UK, 19%
Europe (ex. Russia), 19%
North America, 17%
China Region, 25%
462,209 Units*
Mar FY14
Asia Pacific, 5% Overseas, 17% UK, 18%
North America, 17%
Europe
(ex. Russia), 19%
China Region, 24%
434,311 Units
Land Rover Jaguar Units in ‘000’s.
*Volume data includes sales from unconsolidated Chinese joint venture.

Income statement
JAGUAR LAND ROVER
Consolidated income statement - IFRS
Quarter ended 31 March 12 months ended 31 March
(£ millions, unless stated) 2015 2014 Change 2015 2014 Change
Revenues 5,826 5,349 477 21,866 19,386 2,480
Material and other cost of sales (3,417) (3,291) (126) (13,185) (11,904) (1,281)
Employee costs (550) (463) (87) (1,977) (1,654) (323)
Other (expense) /Income(1) (1,151) (933) (218) (3,730) (3,465) (265)
Product development costs capitalised 308 258 50 1,158 1,030 128
EBITDA 1,016 920 96 4,132 3,393 739
Depreciation and amortisation (308) (236) (72) (1,051) (875) (176)
Debt/unrealised hedges MTM(2) (220) 22 (242) (373) 137 (510)
Net finance (expense) / income and other(3) (92) (130) 38 (94) (154) 60
Profit before tax 396 576 (180) 2,614 2,501 113
Income tax expense (94) (127) 33 (576) (622) 46
Profit after tax 302 449 (147) 2,038 1,879 159
1) Includes mark to market of current assets and liabilities and realised gains/losses on matured FX and commodity hedges
2) Includes mark to market of unrealised FX options (time value) and commodity hedges and revaluation of foreign currency debt
3) Includes start-up costs for the China JV

Healthy cash flow to support investment
JAGUAR LAND ROVER
Consolidated cash flow - IFRS
Quarter ended 31 March 12 months ended 31 March
(£ millions, unless stated) 2015 2014 Change 2015 2014 Change
EBITDA 1,016 920 96 4,132 3,393 739
Working capital changes 205 517 (312) (47) 393 (440)
Tax paid (147) (125) (22) (389) (402) 13
Other (19) 50 (69) (69) 38 (107)
Cash flow from operations 1,055 1,362 (307) 3,627 3,422 205
Investment in fixed and intangible assets (738) (608) (130) (2,894) (2,444) (450)
Other (including finance income) 18 73 (55) 58 172 (114)
Free cash flow (before financing) 335 827 (492) 791 1,150 (359)
Investment in financial deposits 104 (177) 281 195 (464) 659
Changes in debt 18 (437) 455 342 (79) 421
Dividends paid - - - (150) (150) -
Finance expenses and fees (133) (134) 1 (230) (269) 39
Net change in cash & cash equivalents 324 79 245 948 188 760
Cash & cash equivalents at start of period 2,884 2,181 703 2,260 2,072 188
Cash & cash equivalents at end of period 3,208 2,260 948 3,208 2,260 948

Solid financing structure
JAGUAR LAND ROVER
Key financial indicators - IFRS
(£ millions, unless stated) March 2015 March 2014 Change
Cash and cash equivalents 3,208 2,260 948
Financial deposits 1,055 1,199 (144)
Cash and financial deposits 4,263 3,459 804
Long term undrawn credit facilities 1,485 1,290 195
Total liquidity 5,748 4,749 999
Total equity 6,040 5,864 176
Total debt (2,537) (2,010) (527)
Net cash 1,726 1,449 277
Total debt/EBITDA(1) 0.6x 0.6x 0.0x
Total debt/equity 0.4x 0.3x 0.1x
1) EBITDA stated on a rolling 12 month basis

Agenda
JAGUAR LAND ROVER
Key topics Page
Financial performance 5
New products and other developments 14
Closing Q&A 19

Exciting recent products
JAGUAR LAND ROVER
Discovery Sport – went on sale Feb 2015
Ingenium engine - Launched in the Jaguar XE. Available in the Discovery Sport and Range Rover
Evoque later this year
CJLR Evoque – went on sale Feb 2015
Jaguar XE – went on sale May 2015

Future products
JAGUAR LAND ROVER
All new lightweight XF goes on sale later this year
Evoque Convertible goes on sale in 2016
F-PACE goes on sale in 2016

Other developments
JAGUAR LAND ROVER
2015 Queen’s Award for “Sustainable Development” reflecting investment in:
– Lightweight aluminium engineering
– Ingenium engine technology
– Reducing energy consumption, waste and water usage at manufacturing sites
£600mn of new investments announced in the UK
– £400mn to support the manufacture of the all new Jaguar XF
– Investment in the National Automotive Innovation Centre, opening spring 2017
– Plans to double the size of the advanced engineering and design centre in the UK
1,300 new UK jobs announced to expand the Solihull plant for the manufacture of the Jaguar XE and F-PACE
Successful debt issuance of £400mn 8 year bond and $500mn 5 year at record low interest rates of 3.875% and 3.500% respectively
Jaguar Land Rover products to appear in the latest James Bond movie “SPECTRE”

Looking ahead
JAGUAR LAND ROVER
Jaguar Land Rover remains focused on delivering more great products in FY16
Continue to ramp up sales of the new Jaguar XE in May and prepare to launch the all new Jaguar XF followed by 16MY Evoque including a convertible variant and the F-PACE in early 2016
Investing in more new products, powertrains, technologies and manufacturing capacity in the UK and overseas
Generating robust operating cash flows to support our on-going programme of investment estimated at £3.6 - £3.8bn in
FY16
Monitoring macroeconomic developments including:
– Market conditions in China
– Other emerging market conditions, notably developments in Russia and Brazil
– Greek debt negotiations and its implications for the wider Eurozone
The launch of new products and the new China JV are expected to support the continued growth of Jaguar Land Rover with strong EBITDA margins in the range experienced since JLR embarked on its growth strategy in 2011. As previously indicated, however, model mix and launch costs associated with the new products, as well as the launch and reporting effect of the China JV and more mixed economic conditions, may result in somewhat lower EBITDA margins in 2015/16 than experienced in 2014/15.

Agenda
Key topics Page
Financial performance 5
New products and other developments 14
Closing Q&A 19

JAGUAR
LAND ROVER
Q&A
Kenneth Gregor
CFO, Jaguar Land Rover

JAGUAR
LAND ROVER
Thank You
Kenneth Gregor
CFO, Jaguar Land Rover
C. Ramakrishnan
CFO, Tata Motors
Bennett Birgbauer
Treasurer, Jaguar Land Rover
Jaguar Land Rover Investor Relations
investor@jaguarlandrover.com
Tata Motors Investor Relations
Ir_tml@tatamotors.com
Jaguar Land Rover
Abbey Road, Whitley, Coventry
CV3 4LF
Jaguarlandrover.com

JAGUAR
LAND ROVER
Additional slides

JAGUAR
LAND ROVER
Quarterly retail volumes by carline
Total retail sales of 124.3k flat overall
Jaguar - Q4FY14 vs Q4FY15
Down (19.3)%
F-TYPE
XK XJ XF XE
24.0 1.0 2.3 5.5 15.1
Q4FY14
0.3 19.4 2.9 3.8 12.4
Q4FY15
Land Rover - Q4FY14 vs Q4FY15
Up 4.1%
100.7 13.1 23.2 32.5 11.3 - 15.8 4.9
Q4FY14
104.9* 16.4 24.6 31.1* 15.7 7.9 3.1 6.1
Q4FY15
Range Rover
Range Rover Sport
Range Rover Evoque
Discovery
Discovery Sport
Freelander
Defender
Units in ‘000’s.
*Volume data includes sales from unconsolidated Chinese joint venture.

JAGUAR
LAND ROVER
Quarterly wholesale volumes by carline
Wholesales of 129.2k up 6.8% overall
Jaguar - Q4FY14 vs Q4FY15
Down (6.7)%
F-TYPE XK XJ XF XE
1.0 21.5 5.1 1.5 13.8
Q4FY14
0.2 20.1 2.9 3.7 13.4
Q4FY15
Land Rover - Q4FY14 vs Q4FY15
Up 9.8%
99.4 12.7 22.7 31.6 11.6 - 16.4 4.5 0.8
Q4FY14
109.1* 18.2 26.0 29.2 * 15.0 13.6 6.4
Q4FY15
Range Rover
Range Rover Sport
Range Rover Evoque
Discovery
Discovery Sport
Freelander
Defender
Units in ‘000’s.
*Volume data includes sales from unconsolidated Chinese joint venture.

JAGUAR
LAND ROVER
Quarterly wholesale volumes by geography
Wholesales of 129.2k up 6.8% overall
UK
Up 24.6%
24.9
19.7
5.2
Q4FY14
31.0
25.2
5.8
Q4FY15
North America
Up 34.7%
18.2
13.7
4.5
Q4FY14
24.5
20.1
4.4
Q4FY15
China
Down (20.7)%
29.2
24.3
4.9
Q4FY14
23.2
19.3*
3.9
Q4FY15
Mar FY15
Asia
Pacific,
6%
Overseas,
12%
UK, 24%
Europe
(ex.
Russia),
21%
China
Region,
18%
North
America,
19%
129,205 Units*
Europe
Up 10.7%
24.3
21.1
3.2
Q4FY14
26.9
23.9
3.0
Q4FY15
Asia Pacific
Up 20.2%
6.2
4.8
1.5
Q4FY14
7.5
6.0
1.6
Q4FY15
All other markets
Down (10.9)%
18.1
15.9
2.2
Q4FY14
16.1
14.7
1.4
Q4FY15
Mar FY14
Asia
Pacific,
5%
Overseas,
15%
UK, 21%
Europe
(ex.
Russia),
20%
China
Region,
24%
North
America,
15%
120,953 Units
Land Rover
Jaguar
Units in ‘000’s.
*Volume data includes sales from unconsolidated Chinese joint venture.

JAGUAR
LAND ROVER 12 month retail volumes by carline
Total retail sales of 462.2k, up 6.4% overall
Jaguar - FY14 vs FY15
Down (4.5)%
F-TYPE
XK
XJ
XF
XE
3.3
80.5
8.6
20.0
48.6
FY14
2.6
76.9
12.1
16.6
45.7
FY15
Land Rover - FY14 vs FY15
Up 8.9%
353.8
46.2
66.5
122.8
45.1
-
56.1
17.1
FY14
385.3*
57.1
83.9
124.0*
49.5
8.0
43.9
19.0
FY15
Range Rover
Range Rover
Sport
Range Rover
Evoque
Discovery
Discovery
Sport
Freelander
Defender
Units in ‘000’s.
*Volume data includes sales from unconsolidated Chinese joint venture.

JAGUAR
LAND ROVER
12 month wholesale volumes by carline
Total wholesales of 470.5k up 9.5% overall
Jaguar - FY14 vs FY15
Down (3.5)%
F-TYPE
XK
XJ
XF
XE
3.2
79.3
10.1
19.3
46.7
FY14
2.1
76.5
12.2
16.3
45.9
FY15
Land Rover - FY14 vs FY15
Up 12.4%
350.6
45.8
66.1
120.9
44.3
-
56.7
16.7
FY14
394.0*
61.4
85.8
123.9*
50.6
13.6
38.7
20.0
FY15
Range Rover
Range Rover
Sport
Range Rover
Evoque
Discovery
Discovery
Sport
Freelander
Defender
Units in ‘000’s.
*Volume data includes sales from unconsolidated Chinese joint venture.

JAGUAR
LAND ROVER
12 month wholesale volumes by geography
Total wholesales of 470.5k up 9.5% overall
UK
Up 16.1%
75.9
58.7
17.1
FY14
88.1
70.1
18.0
FY15
North America
Up 10.7%
71.4
53.1
18.3
FY14
79.0
63.5
15.5
FY15
China
Up 14.8%
103.9
84.5
19.4
FY14
119.3
98.2*
21.1
FY15
Mar FY15
Asia
Pacific,
6%
Overseas,
14%
UK, 19%
Europe
(ex.
Russia),
19%
China
Region,
25%
North
America,
17%
470,523 Units*
Europe
Up 8.5%
82.7
71.7
11.0
FY14
89.7
79.6
10.1
FY15
Asia Pacific
Up 19.3%
22.7
17.5
5.1
FY14
27.1
22.0
5.1
FY15
All other markets
Down (8.2)%
73.3
64.9
8.4
FY14
67.3
60.6
6.7
FY15
Mar FY14
Asia
Pacific,
5%
Overseas,
17%
UK, 18%
Europe
(ex.
Russia),
19%
China
Region,
24%
North
America,
17%
429,861 Units
Land Rover
Jaguar
Units in ‘000’s.
*Volume data includes sales from unconsolidated Chinese joint venture.

JAGUAR
LAND ROVER
Product and other investment
Key financial indicators - IFRS
Quarter ended 31 March
12 months ended 31 March
(€ millions, unless stated)
2015
2014
Change
2015
2014
Change
R&D expense
Capitalised
308
258

1,158
1,030
128
Expensed
73

4
253

17
Total R&D expense
381

54
1,411
1,266
145
Investment in tangible and other
430

80
1,736
1,414
322
intangible assets
Total product and other investment
811
677
134
3,147
2,680

Of which capitalised
738

130
2,894
2,444
450
28